Landos Biopharma, Inc.

P.O. Box 11239

Blacksburg, VA 24062

May 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Landos Biopharma, Inc.

Withdrawal of Registration Statement on Form S-3

File No. 333-263836

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Landos Biopharma, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-3 (File No. 333-263836), together with the exhibits thereto, which was filed on March 24, 2022, as amended by that certain Amendment No. 1 to the registration statement on Form S-3, filed with the SEC on August 11, 2022 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was declared effective by the Commission on August 15, 2022, but no securities have been issued or sold under the Registration Statement.

Accordingly, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Company, Madison Jones of Cooley LLP at (202) 728-7087, or in her absence, Paul Alexander at (202) 776-2118.

Sincerely,

Landos Biopharma, Inc.

By:	/s/ Fabio Cataldi
Name:	Fabio Cataldi
Title:	Authorized Officer

cc:	Kevin Cooper (Cooley LLP)

Eric Blanchard (Cooley LLP)

Madison Jones (Cooley LLP)

Paul Alexander (Cooley LLP)